British Columbia Securities Commission	P.O. Box 10142, Pacific Centre 701 West Georgia Street Vancouver BC V7Y 1L2
Canada
Corporate Finance	Telephone: (604) 899-6500
SEDAR Electronic Correspondence	Fax: (604) 899-6581
(BC and Alberta only) 1-800-373-6393

RECEIPT

Klondex Mines Ltd.

This is the receipt of the British Columbia Securities Commission for the Short Form Prospectus of the above Issuer dated November 28, 2016 (the prospectus).

This receipt also evidences that the Ontario Securities Commission has issued a receipt for the prospectus.

The prospectus has been filed under Multilateral Instrument 11-102 Passport System in Alberta, Saskatchewan, Manitoba, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador. A receipt for the prospectus is deemed to be issued by the regulator in each of those jurisdictions, if the conditions of the Instrument have been satisfied.

November 28, 2016

Alan Mayede

Alan Mayede, CPA, CA
Senior Securities Analyst
Corporate Finance

SEDAR Project Number 2553853